UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-41452

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Greenwave Technology Solutions, Inc.
Former name if applicable
Address of principal executive office (street and number)	4016 Raintree Rd, Ste 300
City, state and zip code	Chesapeake, VA, 23321

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Greenwave Technology Solutions, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its quarter ended June 30, 2025 (the “Second Quarter 10-Q”) by the prescribed date without unreasonable effort or expense because additional time is needed to finalize the financial statements and disclosures to be included in such report. The Registrant has not yet filed its Quarterly Report on Form 10-Q for its quarter ended March 31, 2025 and is working to complete all steps necessary to finalize its financial statements and other disclosures required to be included in such report. The Company does not anticipate being able to file the Second Quarter 10-Q within the extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Danny Meeks	(800)	490-5020
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Quarterly Report on Form 10-Q for the quarter ended March 31, 2025

☐ Yes ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greenwave Technology Solutions, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 15, 2025		/s/ Danny Meeks
	By:	Danny Meeks
	Title:	Chief Executive Officer